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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PIONEER RAILCORP

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

723839106

(CUSIP Number)

RICHARD BARONE

MERLIN PARTNERS LP

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

March 9, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

MERLIN PARTNERS, LP, RICHARD L. SCOTT and AFFILIATED ENTITIES

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_X| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

168050

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

168050

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

168050

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.74%

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14

TYPE OF REPORTING PERSON*

IA/IN

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SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on January 27, 2005. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4.

Purpose of Transaction

Item 4 is hereby replaced with the following:

“The Filing Persons acquired shares to establish investment positions in the Issuer. Subject to market conditions and other factors, the Filing Persons may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

The Filing Persons have submitted the attached letter to the Issuer’s Board of Directors (see Exhibit A), in response to a letter from the Board of Directors of Pioneer Railcorp dated February 28, 2005 (see Exhibit B).”

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Letter to Issuer’s Board of Directors”

Exhibit B: “Letter from Issuer’s Board of Directors to Filing Persons”

Exhibit C: “Joint Filing Agreement”

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.

Richard Barone

Date: 03/08/2005

by: /s/Richard A. Barone

Richard A. Barone

Richard L. Scott

Date: 03/08/2005

by: /s/Richard L. Scott

Richard L. Scott

EXHIBIT A

MERLIN PARTNERS

One Chagrin Highlands

2000 Auburn Drive, Suite #430

Cleveland, OH   44122

March 8, 2005

The Board of Directors

Pioneer Railcorp

1318 South Johanson Road

Peoria, IL   61607

Dear Board Members:

RSM Group acknowledges receipt of your letter dated February 28, 2005, declining our offer to purchase all shares of Pioneer Railcorp (the “Company”) not owned by management (the “Shares”). We would like to take this opportunity to re-iterate our offer to purchase the Shares and, subject only to customary due diligence, documentation and shareholder approval, are prepared to pay in excess of $3 per Share. Concurrent with our offer to purchase the Shares and subject to the same conditions, we are prepared to offer in excess of $1 for each warrant not owned by management.

We strongly believe that the involvement of RSM Group would significantly enhance the Company’s competitive positioning. With enhanced access to capital, the Company would have greater flexibility to both grow internally and make acquisitions while remaining adequately capitalized. This dynamic would provide management with a broader set of strategic options when contemplating its business plan and whether to remain independent.

We are hopeful that you will come to the same conclusion we have. Our offer results in the best outcome for all constituents, and is a more attractive alternative than the proposed “going dark” transaction. Our offer would result in small (ownership of less than 2,000 shares) shareholders receiving at least a 5.3% premium to your proposed price while warrant holders would receive at least a 17.6% premium to your proposed price. Larger (ownership of greater than 2,000 shares) non-management shareholders would be cashed out at a level well in excess of what has been deemed fair by Donnelly Penman, and would not be left owning an illiquid security with opaque reporting requirements.

It is the intent of RSM Group to supplement management’s operational and financial expertise by constituting a simplified Board of Directors structure and consolidating the Company’s shareholder base. This will allow management to more efficiently focus on executing the Company’s strategic business plan. We are hopeful that you will consider the aforementioned issues and our good-faith offer when contemplating the Company’s future path. Thank you for your ongoing consideration.

Regards,

Richard A. Barone

Richard L. Scott

Merlin Partners, LP

Richard L. Scott Investments, LLC

EXHIBIT B

PIONEER RAILCORP

1318 SOUTH JOHANSON ROAD • PEORIA, ILLINOIS 61607 • (309) 697-1400

February 28, 2005

RSM Group
c/o Merlin Partners LP
One Chagrin Highlands
2000 Auburn Drive, Suite #430
Cleveland, OH 44122

Dear Sirs:

We acknowledge receipt of your letter dated January 27, 2005 directed to the board of directors of Pioneer Railcorp. This letter is to advise you that on Tuesday, February 22, 2005, the board of directors of Pioneer Railcorp held a special meeting to consider the offer contained in your letter. The board of directors of Pioneer Railcorp has unanimously rejected your offer on the basis that it is inconsistent with Pioneer Railcorp's long-term plan to remain independent and to enhance shareholder value through internal growth and acquisitions.

Sincerely,

J. Michael Carr
President and Chief Financial Officer

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of Pioneer Railcorp.

Dated 3/08/05

By: /s/ Richard A. Barone

Name: Richard A. Barone

By: /s/ Richard L. Scott

Name: Richard L. Scott